Exhibit 99.1

CAPITAL PRODUCT PARTNERS L.P. ANNOUNCES

THE CLOSING OF ITS PUBLIC OFFERING,

THE APPOINTMENT OF PETROS CHRISTODOULOU AS CHIEF EXECUTIVE OFFICER

AND THE CONVERSION OF CLASS B UNITS TO COMMON UNITS BY CAPITAL MARITIME

ATHENS, Greece, September 8, 2014 — Capital Product Partners L.P. (NASDAQ: CPLP) (the “Partnership”) announced today that its public offering of common units closed on September 8, 2014.

Closing of Public Offering of Common Units. The Partnership sold a total of 15,000,000 common units and has received approximately $151,245,000 in net proceeds, before expenses, which will be used to (i) partially fund the approximately $311,500,000 aggregate purchase price for three newbuild Daewoo 9,160 TEU eco-flex containerships and two newbuild Samsung eco medium range product tankers (collectively, the “Vessels”), (ii) to repurchase from Capital Maritime & Trading Corp. (“Capital Maritime”) 5,950,610 common units at an aggregate price of $60,000,000.63 and to cancel such common units, and (iii) for general partnership purposes.

Appointment of Petros Christodoulou as CEO and CFO. The Partnership also announced the formal appointment of Petros Christodoulou as Chief Executive Officer and Chief Financial Officer upon the completion of the offering. As the Partnership announced on August 14, Mr. Christodoulou succeeded Mr. Ioannis E. Lazaridis, who served as Chief Executive Officer and Chief Financial Officer since the Partnership’s formation in 2007. Mr. Lazaridis will remain a member of the Partnership’s Board of Directors.

Conversion by Capital Maritime of Class B Preferred Units to Common Units. Capital Maritime has delivered a notice of conversion for all of the Class B preferred units that it owns (an aggregate of 4,048,484 Class B preferred units). The Class B preferred units will be converted into an equivalent number of common units of the Partnership. The conversion of Capital Maritime’s Class B preferred units into common units is expected to be completed on or around September 9, 2014. Capital Maritime is the sole member of our general partner and is controlled by the Marinakis family, including Evangelos M. Marinakis, our chairman. The conversion to common units will not affect the beneficial ownership percentages of Capital Maritime or the Marinakis family. Prior to and following the conversion, Capital Maritime may be deemed to beneficially own a 14.9% interest in the Partnership and the Marinakis family may be deemed to beneficially own an 18.7% interest in the Partnership.

Mr. Christodoulou said “the Partnership is entering a new phase of growth following the completion of a substantial portion of our financing requirements of the five vessels we have agreed to acquire from our sponsor, Capital Maritime, at favorable prices. I want to thank our investors for the support they have shown to the Partnership and our growth strategy. This growth strategy is focused on increasing future distributions, building further on our distribution coverage and increasing the size of the Partnership via accretive acquisitions”. Mr. Christodoulou also stated, “our sponsor, Capital Maritime, remains as committed as ever to the growth strategy of the Partnership. It sold 5.9 million units in the recent transaction to support its $500 million newbuilding program, which includes the five vessels the Partnership will purchase as well as six additional, high specification Eco MR product tankers on which the Partnership has the right of first refusal. The six additional vessels potentially can form the next leg of our growth strategy. In addition, Capital Maritime has already waived its rights to receive quarterly incentive distributions between $0.2425 and $0.25 and has announced today the conversion of its approximately 4 million holding of Class B preferred units to common units to further align its interests with our common unitholders”.

Mr. Christodoulou concluded: “I am looking forward to leading and implementing this strategy from now on and working with all our investors to achieve our common goals”.

The Partnership’s common units trade on the Nasdaq Global Market under the symbol “CPLP”.

The joint book-running managers for the public offering of common units are UBS Investment Bank, BofA Merrill Lynch and Wells Fargo Securities. The co-lead managers are Barclays, Jefferies, Raymond James and RBC Capital Markets, and the co-managers are Stifel and Credit Agricole CIB.

Copies of the prospectus supplement and accompanying prospectus related to the public offering of common units may be obtained from UBS Investment Bank, Attention: Prospectus Dept., 299 Park Avenue, New York, NY 10171, or by calling UBS toll-free at: 888-827-7275, from BofA Merrill Lynch, 222 Broadway, New York, NY 10038, Attention: Prospectus Department, or by emailing dg.prospectus_requests@baml.com, or from Wells Fargo Securities, Attention: Equity Syndicate Dept. 375 Park Avenue, New York, NY 10152, by emailing cmclientsupport@wellsfargo.com or by calling (800) 326-5897.

This news release does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The public offering of common units may be made only by means of a prospectus supplement and accompanying prospectus.

About Capital Product Partners L.P.

Capital Product Partners L.P. (NASDAQ: CPLP), a Marshall Islands master limited partnership, is an international owner of modern tanker, container and drybulk vessels. The Partnership currently owns 30 vessels, including four Suezmax crude oil tankers, 18 modern MR (Medium Range) product tankers, seven Post Panamax container vessels and one Capesize bulk carrier. All of its vessels are under period charters to BP Shipping Limited, Overseas Shipholding Group Inc., A.P. Moller-Maersk A.S., Hyundai Merchant Marine Co. Ltd., Engen Petroleum, Subtec S.A. de C.V., Cosco Bulk Carrier Co. Ltd. and Capital Maritime.

Forward-Looking Statements

The statements in this press release that are not historical facts, including the expected use of proceeds from the offering of common units, the acquisitions and vessel delivery dates of the Vessels, and the repurchase of common units from Capital Maritime, may be forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended). These forward-looking statements involve risks and uncertainties that could cause the stated or forecasted results to be materially different from those anticipated. Unless required by law, we expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, to conform them to actual results or otherwise. We assume no responsibility for the accuracy and completeness of the forward-looking statements. We make no prediction or statement about the performance of our common units.

CPLP-F

Contact Details:

Capital GP L.L.C.	Investor Relations / Media
Petros Christodoulou, CEO and CFO	Nicolas Bornozis
+30 (210) 4584 950	Capital Link, Inc. (New York)
E-mail: p.christodoulou@capitalpplp.com	Tel. +1-212-661-7566
E-mail: cplp@capitallink.com
Capital Maritime & Trading Corp.
Jerry Kalogiratos, Finance Director
+30 (210) 4584 950
E-mail: j.kalogiratos@capitalpplp.com